UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 16, 2019

(Date of earliest event reported)

HYLETE, Inc.

(Exact name of registrant as specified in its charter)

California	45-5220524
(State or other incorporation)	(I.R.S. Employer Identification No.)

564 Stevens Avenue,

Solana Beach, CA 92075

(Full mailing address of principal executive offices)

(858) 225-8998

(Issuer’s telephone number, including area code)

Class B Common Stock

Class A Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 8. Certain Unregistered Sales of Equity Securities

HYLETE, Inc. (the “Company”) has authorized an offering of up to $3.0 million of promissory notes with an annual interest rate of 10% due the earlier of (i) an initial public offering and the trading or quotation of securities, or (ii) December 31, 2019 (the “Notes”). In connection with the issuance of the Notes, the Company will also issue 10-year warrants (the “Warrants”) whereby upon the maturity date of the Notes the Company will issue a number of shares of common stock equal to 1% of the fully diluted ownership of the Company for $1.0 million of the loan amount as of the maturity date.

As at the date of this report on Form 1-U, the Company has sold an aggregate of $1,315,000 of Notes and Warrants. The securities are issued in connection with an exemption from registration provided by Rule 506(b) of Regulation D as promulgated under the Securities Act of 1933, as amended, in that each of the investors is an accredited investor, and the Company did not engage in any general advertisement or solicitation in connection with the purchase and sale of such securities.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYLETE, Inc. By /s/ Ronald Wilson Ronald Wilson Chief Executive Officer Date: January 16, 2019

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